

12500 West Creek Parkway

Richmond, VA 23238

Phone (804) 484-7700

FAX (804) 484-7701

NEWS RELEASE

FOR MORE INFORMATION, CONTACT: **John D. Austin**
Senior Vice President and Chief
Financial Officer
(804) 484-7753

PERFORMANCE FOOD GROUP REPORTS 28% INCREASE IN NET SALES TO NEW QUARTERLY HIGH OF $1.4 BILLION

- **Internal sales growth increased to 14%.**

- **Operating profit increased 9% to $43.7 million.**

- **Net earnings increased 7% to $23.9 million.**

- **EPS rose to $0.49 per share (diluted).**

RICHMOND, Va. (July 29, 2003) Performance Food Group (Nasdaq/NM:PFGC) today announced record net sales and net earnings for the second quarter ended June 28, 2003. Sales for the second quarter of 2003 amounted to $1.4 billion, up 28% from $1.1 billion in the year-earlier period. Net earnings for the quarter increased 7% to $23.9 million compared with $22.3 million a year ago. Net earnings per share for the quarter increased 4% to $0.49 per share diluted versus net earnings of $0.47 per share diluted in the year-earlier quarter.

Sales for the first six months of 2003 amounted to $2.6 billion, up 28% from $2.1 billion in the year-earlier period. Net earnings for the same period increased 22% to $40.4 million compared with $33.0 million a year ago. Net earnings per share year-to-date increased 18% to $0.84 per share diluted versus net earnings of $0.71 per share diluted in the year-earlier period.

C. Michael Gray, President and Chief Executive Officer, remarked, "Even with the higher costs of lettuce as we disclosed on July 14, 2003, our gains during the second quarter are gratifying and continue to validate our growth strategies. The second quarter represented the 34th consecutive quarter in which net sales and net earnings have increased compared with the prior-year period. Acquisitions contributed 14% of our sales growth during the quarter and our internal sales growth was 14%. Inflation amounted to slightly less than 1% during the quarter."

"Broadline sales continued to grow, increasing 37% as a result of our strategy of pursuing acquisitions that broaden our product line and geographic reach, increasing sales to independent restaurants, and generating incremental growth from existing customers and

-MORE-markets. Internal growth in Broadline amounted to 8% while the 2002 acquisitions of Quality Foods, Middendorf Meat and TPC contributed the balance of our sales growth. Street sales represented 49% of Broadline sales for the first half of 2003. Sales of proprietary brands increased 35% and comprised 24% of street sales year to date. Inflation in the Broadline segment amounted to approximately 1 ½ % in the quarter."

Gray added, "Customized recorded a 26% increase in sales which was driven by expanding relationships with Ruby Tuesday, Inc., T.G.I. Friday's and Mimi's Café which were rolled out in late 2002 and 2003. Inflation for the Customized segment was nominal for the quarter."

"Fresh-Cut sales grew 10% during the quarter. We're seeing strong demand for our fresh-cut products in both the retail and foodservice channels as we continue to develop and provide innovative new bagged salad mixes and blends. Product testing of our fresh fruit product on the West Coast continues to progress and our focus is on refining our product offering and expanding our test markets. We are also very happy to be partnering with McDonald's in testing a new sliced apple product called Apple Dippers, beginning in the third quarter. The Fresh-Cut segment experienced slight inflation for the quarter."

"On July 14, 2003, the Company issued a press release reviewing its anticipated earnings for the second quarter in light of unanticipated industry-wide demand for salad products and the resulting significant increases in costs for raw lettuce in the last few weeks of June. We estimate the impact of these additional costs was approximately $0.03 per share for the second quarter."

"Our balance sheet remains strong, providing us with an array of financial options and flexibility. In April, we increased our revolving credit facility to $350 million and in June, we terminated our synthetic lease facilities. Our debt-to-capital ratio is 32% at the end of the second quarter, excluding $78 million of interests in accounts receivable sold under our accounts receivable purchase facility."

Gray concluded, "We are very pleased with our quarterly results despite the challenges associated with the increased costs of lettuce in June, 2003. Our earnings guidance, provided July 14, 2003, is unchanged and we believe our full-year results will be in the range of $1.75 to $1.79 per share diluted. This includes expected earnings per share in the $0.45 to $0.47 range in the third quarter and $0.46 to $0.48 range in the fourth quarter."

Performance Food Group markets and distributes more than 61,000 national and private label food and food-related products to approximately 46,000 restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions. For more information on Performance Food Group, visit www.pfgc.com.

_____

acquisitions of other foodservice distributors; the Company's ability to successfully develop, market and meet demand for new products; management of the Company's planned growth; and the effect of the Company's identification of certain accounting errors on its anticipated results of operations, all as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Performance Food Group Company
Unaudited Financial Highlights

	Three Months Ended	
	June 28, 2003	**June 29, 2002**
Net sales	$ 1,366,883,000	$1,068,054,000
Net earnings	$ 23,944,000	$ 22,278,000
Net earnings per share:		
Basic	$ 0.53	$ 0.51
Diluted	$ 0.49	$ 0.47
Weighted average number of shares outstanding		
Basic	45,451,000	44,024,000
Diluted	52,817,000	51,622,000

	Six Months Ended	
	June 28, 2003	**June 29, 2002**
Net sales	$ 2,635,988,000	$2,064,957,000
Net earnings	$ 40,364,000	$ 33,034,000
Net earnings per share:		
Basic	$ 0.89	$ 0.75
Diluted	$ 0.84	$ 0.71
Weighted average number of shares outstanding		
Basic	45,398,000	43,935,000
Diluted	52,749,000	51,580,000

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Performance Food Group Company
Condensed Consolidated Balance Sheet and Income Statement (Unaudited)
June 28, 2003
(In thousands, except net earnings per common share)

Assets	**June 28, 2003**	**Dec. 28, 2002**
Cash and cash equivalents	$ 44,355	$ 33,660
Accounts and notes receivable, net, including retained interest in securitized receivables	237,196	220,676
Inventories	237,679	239,846
Other current assets	32,532	34,964
Total current assets	551,762	529,146
Property, plant and equipment, net	326,149	293,994
Goodwill, net	584,917	575,464
Other intangible assets, net	201,361	205,497
Other assets	8,598	13,616
Total assets	$ 1,672,787	$ 1,617,717
Liabilities and Shareholders' Equity		
Checks in excess of deposits	$ 61,853	$ 74,759
Trade accounts payable	261,622	236,438
Current installments of long-term debt	1,856	2,504
Other current liabilities	148,998	134,363
Total current liabilities	474,329	448,064
Long-term debt, excluding current installments	349,419	370,095
Deferred income taxes	87,644	84,689
Shareholders' equity	761,395	714,869
Total liabilities and shareholders' equity	$ 1,672,787	$ 1,617,717

	Three Months Ended				**Six Months Ended**			
	June 28, 2003		**June 29, 2002**		**June 28, 2003**		**June 29, 2002**	
Net sales	$ 1,366,883	100.0%	$ 1,068,054	100.0%	$ 2,635,988	100.0%	$ 2,064,957	100.0%
Cost of goods sold	1,151,879	84.3%	885,960	83.0%	2,221,646	84.3%	1,729,538	83.8%
Gross profit	215,004	15.7%	182,094	17.0%	414,342	15.7%	335,419	16.2%
Operating expenses	171,258	12.5%	141,834	13.2%	340,192	12.9%	273,743	13.2%
Operating profit	43,746	3.2%	40,260	3.8%	74,150	2.8%	61,676	3.0%
Other income (expense):								
Interest expense	(4,955)		(4,442)		(9,745)		(8,741)	
Loss on sale of receivables	(378)		(493)		(702)		(931)	
Other, net	207		320		1,400		851	
Other expense, net	(5,126)	0.4%	(4,615)	0.5%	(9,047)	0.3%	(8,821)	0.4%
Earnings before income taxes	38,620	2.8%	35,645	3.3%	65,103	2.5%	52,855	2.6%
Income taxes	14,676	1.0%	13,367	1.2%	24,739	1.0%	19,821	1.0%
Net earnings	$ 23,944	1.8%	$ 22,278	2.1%	$ 40,364	1.5%	$ 33,034	1.6%
Weighted average common shares outstanding	45,451		44,024		45,398		43,935	
Basic net earnings per common share	$ 0.53		$ 0.51		$ 0.89		$ 0.75	
Weighted average common shares and dilutive potential common shares outstanding	52,817		51,622		52,749		51,580	
Diluted net earnings per common share	$ 0.49		$ 0.47		$ 0.84		$ 0.71	

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Performance Food Group Company

2003 Compared to 2002
2nd Quarter
Segment Disclosure

2003		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
Second Quarter										
Net external sales	$	687,695	$	442,464	$	236,724	$	-	$	1,366,883
Intersegment sales		259		106		4,475		(4,840)		-
Operating profit		20,620		5,953		21,543		(4,370)		43,746
Operating profit margin		*3.00%*		*1.35%*		*8.93%*		*-*		*3.20%*
Total assets		774,024		132,232		647,346		119,185		1,672,787
Interest expense (income)		3,738		51		4,914		(3,748)		4,955
Loss (gain) on sale of receivables		1,722		569		-		(1,913)		378
Depreciation		3,457		869		5,527		585		10,438
Amortization		942		-		1,124		-		2,066
Capital expenditures		6,628		13,605		13,070		(390)		32,913

2002		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
Second Quarter										
Net external sales	$	500,401	$	350,557	$	217,096	$	-	$	1,068,054
Intersegment sales		148		-		2,735		(2,883)		-
Operating profit		15,444		4,172		24,296		(3,652)		40,260
Operating profit margin		*3.09%*		*1.19%*		*11.05%*		*-*		*3.77%*
Total assets		573,986		96,675		610,695		107,487		1,388,843
Interest expense (income)		1,862		154		5,478		(3,052)		4,442
Loss (gain) on sale of receivables		1,563		400		-		(1,470)		493
Depreciation		2,991		743		4,631		360		8,725
Amortization		602		-		1,129		322		2,053
Capital expenditures		2,912		2,679		9,692		1,669		16,952

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Performance Food Group Company

2003 Compared to 2002
Year-To-Date
Segment Disclosure

2003		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
Year-to-Date										
Net external sales	$	1,330,378	$	855,406	$	450,204	$	-	$	2,635,988
Intersegment sales		472		200		8,273		(8,945)		-
Operating profit		32,582		10,828		39,769		(9,029)		74,150
Operating profit margin		*2.45%*		*1.27%*		*8.67%*		*-*		*2.81%*
Total assets		774,024		132,232		647,346		119,185		1,672,787
Interest expense (income)		7,559		116		9,596		(7,526)		9,745
Loss (gain) on sale of receivables		3,351		1,071		-		(3,720)		702
Depreciation		7,031		1,719		10,890		953		20,593
Amortization		1,885		-		2,259		-		4,144
Capital expenditures		8,255		16,267		27,944		655		53,121

2002		Broadline		Customized		Fresh-Cut		Corporate & Intersegment		Consolidated
Year-to-Date										
Net external sales	$	951,211	$	691,674	$	422,072	$	-	$	2,064,957
Intersegment sales		292		-		5,519		(5,811)		-
Operating profit		23,850		7,618		37,134		(6,926)		61,676
Operating profit margin		*2.51%*		*1.10%*		*8.68%*		*-*		*2.99%*
Total assets		573,986		96,675		610,695		107,487		1,388,843
Interest expense (income)		3,326		283		10,543		(5,411)		8,741
Loss (gain) on sale of receivables		3,045		870		-		(2,984)		931
Depreciation		5,766		1,495		9,156		618		17,035
Amortization		956		-		2,257		622		3,835
Capital expenditures		4,045		3,892		18,072		2,600		28,609

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